

News Release – June 9, 2006

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: June 9, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On June 8, 2006, Hans Christian Qvist, Chairman of Crew Gold Corporation, bought 50,000 shares, in Crew at NOK 10.90.

Mr. Qvist's exposure after this transaction totals 1.250.000 Crew shares, including common shares, forward contracts and options.

Jan A Vestrum
President & CEO